Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Applied DNA Sciences, Inc. on Amendment No. 4 to Form S-1 (File No. 333-278890) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated December 7, 2023 with respect to our audits of the consolidated financial statements of Applied DNA Sciences, Inc, and Subsidiaries as of September 30, 2023 and 2022 and for each of the two years in the period ended September 30, 2023 appearing in the Annual Report on Form 10-K of Applied DNA Sciences, Inc. for the year ended September 30, 2023. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Melville, NY

May 24, 2024